LICENSE AGREEMENT

between

Microlin Bio, Inc.

and

UNIVERSITÉ LAVAL

LICENSE AGREEMENT

BETWEEN:	Université Laval, a private corporation duly incorporated under the provisions of an act of the National Assembly, sanctioned on December 8, 1970 (S.Q. 1970, c. 78), having its head office in Québec, Province of Québec, herein represented by Edwin Bourget who is the Vice-President for Research and Innovation, and who declares that he is duly authorized to act as representative of the University;

(Hereafter designated as the “University”);

AND:	Microlin Bio, Inc., a public corporation, having its head office at 135 E. 57th Street 24th Floor, New York, NY, 10022 , herein represented by M Joseph Hernandez, who declares that he is duly authorized to act as representative for the purpose;

(Hereafter designated as the “Licensee”);

(Hereafter designated individually the “Party” or collectively as the “Parties”).

WHEREAS the University is the owner of all rights, titles, and interests in the technology described within this Agreement;

WHEREAS the Licensee wishes to obtain a license from the University, who accepts, to commercially exploit the aforesaid technology on a exclusive basis;

THEREFORE, in light of the conditions, commitments and agreements set forth herein, including the preamble, which is an integral part thereof, the Parties agree to the following:

Article 1 – DEFINITIONS

In this Agreement and its appendix, unless the context of a specific article indicates otherwise, the terms listed below shall be defined as indicated hereafter. The singular shall include the plural; the masculine shall include the feminine, and vice versa:

1.1	“Affiliate” shall mean, with respect to a Party, any corporation, firm, partnership or other entity which, at the time in question, directly or indirectly controls, is controlled by or is under common control with such Party. For the purposes of this definition “control” shall mean (i) owns, directly or indirectly, more than fifty percent (50%) (or such lesser percentage that is the maximum allowed to be owned by a foreign entity in a particular jurisdiction) of the voting stock or shares of such corporation, firm, partnership or other entity, or (ii) has the power to direct, directly or indirectly, or cause the directions of, the management or policies of such corporation, firm, partnership or other entity, whether through the ownership of voting securities, by contract or in any other manner;
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1.2	Commercialization” or “Commercialize” shall mean any activities directed to producing, manufacturing, marketing, promoting, pricing/reimbursement, distributing, importing or selling a Product;
1.3	“Commercially Reasonable Efforts” shall mean the commitment of resources and efforts in accordance with reasonable business, legal, medical, and scientific judgment that are consistent with the efforts, resources and judgment that a public company of similar size and position of Licensee in the marketplace would use in Developing and Commercializing its other pharmaceutical products and compounds which are of similar market potential and at a similar stage in their life cycle, taking into account market exclusivity, safety, efficacy, product labeling or anticipated labeling, market potential, past performance (if any), economic return potential (including pricing and reimbursement status achieved), medical and clinical considerations, the regulatory environment, and competitive market conditions in the therapeutic area, including the global impact of regional marketing, launch and pricing decisions, all as measured by the facts and circumstances at the time such efforts are due;
1.4	“Develop” or “Development” shall mean any activities directed to research, discovery and preclinical and clinical drug development of a Product, including without limitation test method development and stability testing, toxicology, formulation, manufacturing process or method, quality assurance/quality control development, statistical analysis, clinical studies (including such studies conducted after marketing authorization of a Product has been obtained or for additional indications or label expansion for which marketing authorization has been obtained) , regulatory affairs, product approval and registration or any other activity that may be required by a regulatory authority for the obtaining, maintaining or expansion of the marketing authorization of a Product;
1.5	“Improvements” shall mean all Patent Rights that claim any changes, modifications, perfection, additions, updates and upgrades applied to the Technology by the Licensee and/or its sublicensees after the Effective Date and that are dominated by the Technology;
1.6	“Intellectual Property Rights” shall mean all registered and/or unregistered intellectual property rights including all rights relating to patents, copyrights, industrial designs, integrated circuits, new plant varieties, inventions (whether or not they may be patentable), discoveries, commercial secrets, know-how, domain names, trademarks, brand names and all other rights recognized under statutory law or common law as applied above, including all requests for protection;
1.7	“Confidential Information” shall mean all information disclosed by one Party to the other Party hereunder in any verbal, written, or electronic form, particularly information concerning customers and suppliers, details of agreements, conventions, commitments, offers, options, proposed contracts and contracts, banking data, financial data, sales data, relations with existing and future customers, sales operations, services, marketing data, plans, research results, production formulae and methods, technologies, inventions, improvements and perfection, and intellectual properties and the Parties agree that this list is neither exhaustive nor limitative;
1.8	“Invention” shall mean the invention described in the patent application entitled “microRNA-132/212 for the treatment of neurodegenerative disorders ” and listed in Appendix I;
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1.1	“Net Sales Price” shall mean the price billed for the commercially sold Products by the Licensee or one of its Sublicensees to independent customers, less the costs of transportation, customs, volume discounts, wholesale discounts, guarantees, cash discounts and relative taxes. In the case of a transfer or sale of Products at a price below market value to a person or corporation having a non arm's-length relationship with the Licensee or its Sublicensee, the Net Sales Price shall be deemed to correspond to the price billed for similar products sold, within the same time frame, to independent customers. The same disposition shall be applied for Products transferred at no cost for promotion purposes by the Licensee or its Sublicensee;
1.9	“Patent Rights” shall mean all worldwide patents and patent applications within the Technology, together with all registrations, reissues, reexaminations or extensions of any kind with respect to any of such patents and any continuation, divisional, continuation-in-part, substitute or provisional application thereof;

1.2	“Products” shall mean the product or products produced from or the service or services derived from the Technology;
1.10	“Royalties” means any income derived from a licence or a sub-licence, especially including any lump-sum or any percentage applicable to the Net Sales Price of Products produced from or the service or services derived from the Technology held by the University, together with any Improvements thereof as well as any other income from the licence or sub-licence. The Term Royalties excludes the amounts received by the Licensee for research work undertaken on behalf of third parties;;

1.3	“Interest Rate” shall mean a rate of one and one-half per cent (1.5%) per month, composed monthly, i.e. the equivalent of nineteen point fifty-six per cent (19.56%) per year;
1.11	“Technology – Technologies” shall mean, as of the Effective Date, the Intellectual Property Rights, patent applications, documents, models, patterns, technical information, specifications and prototypes, that are not in the public domain, pertaining to the Invention;
1.12	“Third Party” shall mean any entity other than a Party;
1.13	“Territory” “Territory” shall mean the world. It is agreed that the University may from time to time reduce the extent of this territory if it becomes obvious to the University that the Licensee cannot satisfy the performance conditions established for the Products as specified in Article 7.2. In this event, and whenever Articles 9 and/or 10 of the present Agreement are invoked, the term “Territory” shall mean the world, leaving aside each of the geographic regions stipulated by the deduction or reduction.

Article 2 – GRANT

2.1	License

Subject to the terms and conditions of the present Agreement, the University hereby grants an exclusive license under the Technology to the Licensee, who accepts it, conferring thereby the exclusive right, authorization, and privilege to manufacture, sell, have made, offer for sale, import, Develop and Commercialize and otherwise commercially exploit the Products and to use and commercially exploit the Technology in the Territory in accordance with the terms and conditions of the present Agreement.

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2.2	Right to Sublicense

The Licensee shall enjoy the right to grant sublicenses to third parties, subject to the prior written consent of the University. This consent, however, will not be withheld without reason. The University shall benefit from a delay of fifteen (15) working days from the date of receipt of the Licensee's written notice to accept or reject the application for a sublicense. Upon expiry of that period, the University shall be deemed to have accepted the sublicense application. The written notice of application for a sublicense shall contain sufficient details concerning the prospective sublicensee, including specifically all corporate and financial information and the identity of the shareholders, to enable the University to make a decision.

Licensee shall provide the University with a copy of the sublicense agreement signed by the the Licensee and sublicensee within thirty (30) days of entering into such sublicense.

Without limiting the scope of the above, the Licensee shall not permit a third party to use or commercially exploit the Technology or to manufacture, sell or commercially exploit the Products, either directly or indirectly, without having first granted a sublicense, which must comply with the provisions of the present Agreement. All sublicense agreements shall incorporate the licensing terms and conditions stipulated herein and a copy of the agreement shall be transmitted to the University as soon as it is signed by the Licensee and the Sublicensee.

2.3

Technology Transfer

Without limiting any other provision of this Agreement beginning promptly after the Effective Date and from time to time thereafter upon the reasonable request of Licensee, University shall transfer to the Licensee, at it cost and expenses, all tangible items within the Technology, to the extent not previously transferred to the Licensee hereunder and as reasonably necessary for the Licensee to exercise the rights and licenses granted by the University to the Licensee hereunder. Without limiting the foregoing and in connection with such transfer of such Technology, the University shall make reasonable efforts, at the request and expense (including significant labour costs and expenses) of the Licensee, to make available such personnel reasonably familiar with the transferred Technology to consult with and assist the Licensee in implementing such Technology.

Article 3 – EFFECTIVE DATE AND EXPIRY

This Agreement shall become effective when fully executed by the Parties (“Effective Date”) and continue in full force and effect until expiration, revocation or invalidation of the last patent or the abandonment of the last patent application within the Patent Rights, whichever is later, unless it is terminated earlier pursuant to Article 15 of this Agreement.

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Article 4 – ABSENCE OF GUARANTEE

4.1	The Licensee recognizes that the rights that it has received under the terms of the present Agreement convey no legal, conventional, or other guarantee from the University.
4.2	Without limiting the scope of the preceding, except as provided expressly herein, the Licensee agrees that the University has made no express or implied guarantee, declaration or condition, including implicit guarantees concerning the marketable quality, market value, or possibilities of adapting the Technology or Products to a particular use or of selling Products after the use of the Technology by the Licensee or its sublicensees.
4.3	The Licensee agrees that the University has made no express or implied guarantee, declaration or condition concerning the patentability of the Technology, the validity of the patent(s), the extent of claims, or the fact that the commercial exploitation of these patents does not violate any other patent.

Article 5 – IMPROVEMENTS

5.1	As between the Parties, the Licensee shall be the sole owner of all rights, titles and interests of all Improvements. It is agreed, however, that the Licensee shall automatically grant to the University an irrevocable, royalty free, non-exclusive license to use any Improvements without fees in connection with the use of the Technology for its own internal teaching and research and training purposes pursuant to Article 13.
5.2	As between the Parties, the University shall be the sole owner of all rights, titles and interests of all improvements made solely by the University to the Products and the Technology pursuant to its rights to use the Technology for its own internal teaching and research purposes under Article 13. University hereby grants to Licensee an exclusive option to an exclusive license for a period of 5 years after the Effective date under all rights and titles in any such improvements to the Technology as developed in Dr Sebastien Hébert’s lab by Dr. Hébert and/or his research team ( including all related intellectual property rights, information, know-how, materials or other subject matter reasonably necessary for the practice of such improvements) (“University improvements”) to research, develop, manufacture and commercialize and exploit such University improvements. As such in the event that University receives a written declaration of any University improvements, it shall first offer any such rights to Licensee with sixty (60) days prior written notice. Such notice shall contain a description of such University improvements to be licensed and any other relevant information to entitle Licensee to make an informed decision. Licensee shall than inform University by written notice, within such sixty (60) days period (the “Option Period”), whether or not it accepts to obtain a license under such University improvements. If Licensee does not reply within the Option Period, it shall be presumed to have refused to exercise its option pursuant to this Section 5.2 with respect to the University improvements referred to the notice. If the Licensee does reply within the Option Period in exercise of its option pursuant to this Section 5.2, Licensee and the University shall enter into exclusive negotiations and shall use good faith efforts to execute a license agreement with respect to such University improvements in accordance with this Section 5.2. Terms and conditions of any such license agreement to be
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entered into are to be negotiated in good faith and agreed upon between Licensee and University, according to commercially reasonable terms and conditions in accordance with industry norms for similar intellectual property rights at the time the Parties negotiate any such license agreement, within a period of sixty (60) days following the end of the Option Period (the Negotiation Period), which may be extended , if necessary, upon mutual agreement of both parties to complete such license agreement. If an agreement is not reached by the end of such additional period, Licensee right of the first refusal to these University improvements will expire. Both Licensee and University shall inform the other Party in writing and without delay, of all Improvements and University improvements applied by it to the Technology respectively.

Except as expressly provided otherwise under this Agreement, until the end of the Option Period and Negotiation Period (and any extension thereof), the University shall not offer any rights in any University improvements to any Third Party and shall not discuss with or provide any information to any Third Party regarding any University improvements or terms under which such University improvements would be licensed.

Article 6 – OWNERSHIP

The Licensee hereby acknowledges that the University is the sole owner of any and all Intellectual Property Rights attached to the Technology and University improvements. The Licensee shall not contest its validity, directly or indirectly, or register for its own benefit any Intellectual Property Right concerning the Technology, Products, or University improvements. Moreover, the Licensee shall ensure that these same provisions apply to each of its sublicensees.

Article 7 – OBLIGATIONS AND COMMITMENTS OF THE LICENSEE

7.1	Exploitation

The Licensee shall take Commercially Reasonable Efforts to commercialize or otherwise exploit the Technology, including incorporating its use in the manufacturing and sale of the Products. Licensee shall be deemed to have satisfied its diligence obligations under this Section with respect to the Technology or a Product so long as Licensee met the milestones for Development of a Product as set forth in Section 7.2 (“Diligence Milestones”) on or before the date set forth therein, as may be extended pursuant to Sections 7.2.4 and 7.2.5. Licensee shall be deemed to have failed its diligence obligations under this Section should Licensee fail to meet any Diligence Milestone on or before the date specified in Section 7.2, as may be extended pursuant to Sections 7.2.4 and 7.2.5, except to the extent such failure is caused by demonstrated toxicity or drug safety issues determined in accordance with industry standards or inadequate efficacy demonstrated by the Technology and/or Products.

7.2	Performance Conditions

The Licensee shall respect the following performance conditions:

7.2.1	The Licensee will commence a phase I clinical trial with respect to a Product within two (2) years from the Effective Date.
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7.2.2	The Licensee will commence a phase II clinical trial with respect to a Product within five (5) years from the Effective Date.

7.2.3	The Licensee will commence a clinical phase III trial with respect to a Product within seven (7) years from the Effective Date.
7.2.4	As used throughout this Agreement, the “commencement” or “start” of a clinical trial for a Product shall mean the first dosing of a patient in such clinical trial.
7.2.5	Notwithstanding the foregoing, Licensee may satisfy its obligations under this Article 7 through itself and/or its sublicensees, as applicable. In the event that Licensee is unable to meet such time frame or date under its obligations under this Article 7 despite using Commercially Reasonable Efforts to do so, taking into account delays which are due to factors (including technical or regulatory issues) which are out of the reasonable control of or not reasonably foreseeable by Licensee, University and Licensee agree to extend the foregoing time frames and dates in good faith.
7.3	Development Reports

Within ninety (90) days after June 30 and December 31 of each calendar year ending prior to the First Commercial Sale of a Product by Licensee, a Licensee Affiliate or a Licensee sublicensee, Licensee shall provide to University a written report in substantially the form set forth in Appendix II, which summarizes the activities undertaken by Licensee, its Affiliates and sublicensees during the immediately preceding calendar year in connection with the Development of the Products, including progress toward the development activities outlined in Section 7.2.

7.4	Marking Products and promotional material

In an attempt to discourage patent infringements, the Licensee shall ensure that the numbers of registered patents and patents pending within the Technology appear on the applicable Product covered by such patents as required in accordance with the applicable patent statutes or regulations in the country or countries of sale thereof.

Article 8 – OBLIGATIONS OF THE UNIVERSITY

8.1	Right of ownership

The University declares that, to the best of its knowledge, it is the owner of all of the Technology pertaining to the Invention.

8.2	Absence of claim

The University declares that, as of the date of signature of this Agreement, it has received no claim or contestation, real or presumed, concerning the Technology.

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Article 9 – CLAIM OR LEGAL ACTION FILED BY THIRD PARTY

9.1	The Licensee and the University shall, as soon as they obtain knowledge thereof, disclose to the other Party any claim, legal action, or any other action concerning the infringement of a patent or Intellectual Property Right owned by a third party in conjunction with the exercise of any of the rights granted under the present Agreement to that party or to any of the sublicensees on the Territory. The Parties shall collaborate to prepare a suitable course of action to respond to the claim or defend the action..
9.2	The Licensee shall assume all costs related to these procedures, including all fees and disbursements of legal counsel and expert witnesses retained for the purpose. In the event that the action is allowed or if a settlement is reached that limits the full and complete enjoyment of the rights set forth herein, that portion of the Territory applicable to the claim or action shall automatically be excluded from the present Agreement.

Article 10 – CLAIM OR ACTION FILED AGAINST A THIRD PARTY

10.1	The Licensee and the University shall, as soon as they obtain knowledge thereof, disclose to the other Party any infringement to the Technology and any violation of any related right. The Parties shall collaborate to prepare a suitable course of action to undertake in the Territory as a result of the aforementioned infringement or violation.
10.2	Notwithstanding the foregoing, Licensee shall have the first right, but not the obligation, to institute procedures for infringement of the Technology or violation of any related right.
10.3	If the Licensee decides not to institute procedures for infringement of the Technology that would be consistent with Commercially Reasonable Efforts within ninety (90) days following the receipt of a notice from the University specifying that the Technology has been infringed or that one of the rights granted hereunder has been infringed as well, the University may institute such procedures alone in its own name at its own expense. In any case, including in whichthe Parties cannot agree on the procedures to be instituted, each Party shall supply assistance, documents, witnesses and reasonable information which the enforcing Party may require to institute procedures for infringement of the Technology pursuant to this Article 10, including joining any action as a party-plaintiff as may be required under applicable laws, and the enforcing Party shall keep the other Party regularly informed of the status and progress of such enforcement efforts, and shall reasonably consider the other Party’s comments on such efforts.
10.4	Unless otherwise agreed on before legal proceedings are undertaken, all damages, interest or other settlements resulting from legal proceedings undertaken pursuant to this article will beshared between the University and the Licensee as follows below once the expenses, including legal fees, are paid, considering the participation of each one of the parties to the proceedings and the damages each one of them will have sustained: enforcing Party shall retain the remainder, less the amount of any Royalties that would have been due to the University on sales of Products lost by Licensee as a result of the infringement had Licensee’s sublicensee(s) made such sales.

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10.5	If Licensee decides not to institute procedures for infringement of the Technology that would be consistent with Commercially Reasonable Efforts within ninety (90) days following the receipt of a notice from the University specifying that the Technology has been infringed, and University elects to institute such procedures alone in its own name at its own expense pursuant to Section 10.3, then University shall not settle or otherwise compromise any such proceeding in any manner that would adversely affect the Technology or Licensee’s rights and licenses hereunder; provided that University may grant a non-exclusive, non-sublicenseable, and non-transferable license under the applicable Patent Rights with respect to that part of the Territory in which such proceeding has been initiated to such third party in connection with any settlement thereof.

Article 11 – FINANCIAL CONSIDERATIONS

11.1	Royalties

In consideration for the license granted to the Licensee under the terms and conditions of the present Agreement, the Licensee agrees to pay the amounts to the University as established and calculated hereafter:

11.1.1	The Licensee shall pay a lump-sum amount *** upon the Effective Date;

11.1.2	The Licensee shall pay a calendar quarterly payment to the University, for the duration of the Agreement, equal to ***.
11.1.3	The Licensee shall pay to the University a percentage *** Sublicensing Income for sublicenses granted by the Licensee after the Effective Date. “Sublicensing Income” shall mean, cash or stock option or participation in a company or Person received by Licensee in consideration of a grant to any Third Party or Third Parties of a sublicense under the Patent Rights, to make, have made, use, market, sell, distribute and import the Products, including but not limited to upfront fees, milestone payments, or license maintenance fees.
11.1.4	Notwithstanding the above, the Licensee shall pay to the University, each year, starting on the second anniversary of the Effective Date, an annual maintenance fee of *** payable within thirty (30) days after receipt of the invoice, until such time that Licensee is commercially selling Products and paying earned Royalties or minimum annual royalties thereon to University (“Annual Maintenance Fee”).
11.1.5	The Licensee shall pay the following miles stones payment:
-	*** at the start of the first phase I clinical trial for a Product by the Licensee or its Sublicensees. This payment should be made within sixty (60) days from the start of such phase I clinical trial.
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-	*** at the start of the phase II clinical trial for a Product by the Licensee or its Sublicensees. This payment should be made within sixty (60) days from the start of the phase II clinical trial.
-	*** at the start of the phase III clinical trial for a Product by the Licensee or its Sublicensees. This payment should be made within sixty (60) days from the start of the phase III clinical trial.
-	*** at the submission of an application for marketing approval of a Product to the applicable regulatory agency by the Licensee or its Sublicensees. This payment should be made within sixty (60) days from such submission.
-	*** upon the first commercial sale of a Product by the Licensee or its Sublicensees in the first Key Market (“First Commercial Sale”). This payment should be made within sixty (60) days from such first sale. For purposes of this Section, “Key Market” shall mean the United States, Canada, France, Germany, Italy, Spain, the United Kingdom, and Japan.
-	The Licensee shall pay to the University, at the end of each calendar year, starting after the first anniversary of the First Commercial Sale, minimum royalties of *** (“Annual Minimum Royalty”) payable within thirty (30) days after receipt of the invoice; provided that any earned Royalties due on the Products sold by Licensee and its sublicensees during such calendar year pursuant to Section 11.1.2 . The Annual Minimum Royalty will be readjusted at *** starting at the end of the second calendar year after the First Commercial Sale;
11.1.6	Within thirty days (30) of the Effective Date the Licensee and University will enter into a Sponsored Research Agreement under which Licensee will sponsor research to be performed in the laboratory of Sébastien Hébert (“Principal Investigator”) at CHU de Québec Université Laval on reasonable and customary terms for a period of two (2) years (“Research Program”). The research will be conducted in accordance with a plan and budget mutually agreed upon between University, the Principal Investigator and Licensee. Except as the Parties may otherwise agree, the amount of the research funding for costs and expenses, excluding overhead, will not exceed *** each year of the Research Program and the amount of overhead will not exceed *** of such costs and expenses each year of the Research Program. An initial plan and budget of the Research Program is attached as Appendix III.

For clarity, University will retain ownership of all inventions and other intellectual property that are conceived or first reduced to practice by the Principal Investigator, or by other faculty, staff or personnel associated with University in the course of performing the Research Program. University hereby grants to Licensee an exclusive option to an exclusive license to and under all rights and titles in any such inventions and other intellectual property ( including all related intellectual property

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rights, information, know-how, materials or other subject matter reasonably necessary for the practice of such inventions) (“Research Program Inventions”) to research, develop, manufacture and commercialize and exploit such Research Program Inventions in accordance with the terms and conditions of Sections 5.2 and 5.3 above as applied to such Research Program Inventions, mutatis mutandis, so that each reference to “University improvements” shall be deemed a reference to such Research Program Inventions.

11.1.7	The Royalties payable by the Licensee pursuant to Section 11.1.2 and Section 11.1.3 will be determined quarterly on the thirtieth (30th) day of the months of March, June, September and December of each year as of and throughout the duration of this Agreement. The Licensee must pay such Royalties within thirty (30) days following the end of each quarter in which they were received by the Licensee during the quarter in question.
11.1.8	All Royalties must be paid in compliance with the conditions stipulated in Article 11.4 (payment). Except as otherwise provided herein, no deduction, cross claim or set off will be made, except in connection with the deductions specified under any applicable legislation, especially income tax deductions for non-residents which may be required from the University by a government organization having jurisdiction.

For greater clarity, Licensee agrees to require its sublicensees to comply with the provisions of this Agreement as such provisions are applicable to the exercise by sublicensees of rights licensed to Licensee hereunder. Licensee hereby guarantees, and shall remain responsible for, the performance of its permitted sublicensees under this Agreement. Any such sublicenses by Licensee shall include an obligation for the sublicensee to account for and report its Net Sales, and Licensee shall pay to University (or arrange for the sublicensee to pay to University, with Licensee remaining responsible for any failure of the sublicensee to pay amounts when due under this Agreement) any amounts set forth in this Section 11 as if such amount were due by Licensee.

It is agreed that the Royalties shall not be subject to either the Goods and services tax (GST), the Québec sales tax (QST), or any other similar tax. However, in the event that applicable tax laws are modified and/or reinterpreted, taxes will be payable to the University in addition to the Royalties paid by the Licensee and sub-licensees.

11.2	Costs relating to Patents
11.2.1	In addition to the amounts specified in Article 11.1, the Licensee shall reimburse University for all reasonable out-of-pocket costs incurred by the University for the filing for, prosecution and maintenance of the Patent Rights before the coming into force of this Agreement within thirty (30) days of the receipt of an invoice by the Licensee for such expenses.
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11.2.2	The University shall be responsible for making decisions and giving instructions concerning the filing for, prosecution and maintenance of the Patent Rights; provided that University shall first consult with Licensee as to the filing, prosecution and maintenance of such patents and patent applications and shall furnish to Licensee copies of documents relevant to any such filing, prosecution and maintenance. For purposes of this Article 11.2, “prosecution and maintenance” of patents and patent applications shall be deemed to include, requests for re-examinations, reissues or extensions of patent terms.
11.2.3	The Licensee shall reimburse University for all reasonable out-of-pocket costs incurred by the University after the Effective Date for the filing for, prosecution and maintenance of the Patent Rights. Such payments shall be due thirty (30) days following receipt of invoice by Licensee for such expenses. If Licensee elects to no longer pay the expenses of a patent or patent application within the Patent Rights in any country, Licensee shall notify University not less than thirty (30) days prior to such action and the license granted to Licensee hereunder with respect to such patent or patent application shall become nonexclusive.
11.2.4	If Licensee elects not to file, prosecute or maintain a Patent Right in a country pursuant to its right under Section 11.2.2, then in such event, such Patent Right shall no longer be included within the Patent Rights licensed hereunder.
11.2.5	Small Entity Status – The University and the Licensee declare that, as of the Effective Date, they both qualify for Small Entity Status for payment of patent maintenance fees for the Territory. The Licensee acknowledges that the University has informed it that in the event of any change that might cause the Licensee to lose its status as a small entity, or of the signature of a sublicense contract with a sublicensee that is not a small entity or who loses its small entity status, the patents may be invalidated in that part of the Territory affected by the change. Consequently, the Licensee shall inform the University without delay of any change in the status of the Licensee and/or its sublicenses.
11.3	Late Payment

Any late payment of Royalties or of any other financial consideration shall bear interest at the established Interest Rate or the maximum rate permitted by law, computed from the payment due date to the date of receipt of payment in full.

11.4	Payment by cheques

All payments made in accordance with the terms and conditions of the present Agreement shall be presented in the form of a cheque, in US currency, payable to the order of Université Laval, and addressed to the attention of the Vice Rector for Research and Innovation, one signatory of the present Agreement, at the address stipulated in Article 16.

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Article 12 – ACCOUNTING JOURNALS, REGISTERS AND REPORTS

12.1	The Licensee and each of its sublicensees shall keep and maintain proper accounting journals and complete and exact registers concerning the license granted under the present Agreement, indicating the number, Net Sales Price and date of sale or other similar information concerning any other form of transfer of the Products.
12.2	The Licensee shall present to the University, within thirty (30) days from the end of each quarter, as stipulated in Article 11.1.2 (Quarterly payment), a report indicating the number and Net Sales Price of all Products sold during the reporting period by the Licensee and each of its sublicensees, together with any other information that the University may reasonably request. The Licensee shall also present to the University, within ninety (90) days from the end of the fiscal year, a report signed by an executive officer of the Company, containing the number and Net Sales Price of Products sold during the reported financial year by the Licensee and each of its sublicensees.
12.3	The Licensee shall ensure that all journals and registers mentioned in the present Agreement are maintained for at least five (5) years following the end of the calendar quarter to which they pertain and available for inspection, no more than one per calendar year, on their premises during normal working hours, upon reasonable written notice but no earlier than 5 business days after the receipt of such written notice. The inspection shall be conducted by an independent firm of chartered accountants, appointed by the University and reasonable acceptable to Licensee, and shall be conducted in accordance with the accounting procedures generally used by the Licensee as consistently applied to all products of Licensee which procedures shall never be less stringent then those of the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board subject to such charter accountants executing a reasonable confidentiality agreement prior to commencing any inspection. Except as otherwise expressly provided herein, these accounting procedures must comply with generally accepted accounting procedures. University shall bear the cost of the inspection, except that Licensee will bear the cost of the inspection if a variation or error producing an underpayment in Royalties or other amounts payable exceeding the greater of five percent (5%) of the amount paid for the period covered by the inspection is established in the course of such inspection. The chartered accountants shall limit their opinion to the University concerning any variation or error producing an underpayment to the amounts of Royalties or other amounts payable for the period under review. The conclusions and opinion of these chartered accountants shall definitively bind the Licensee and the University. Any additional payment to be made to the University or any reimbursement to be made to the Licensee as a result of the audit, shall be payable immediately, together with interest accrued since the initial due date at the established Interest Rate.

Article 13 – USE FOR EDUCATION, RESEARCH AND PUBLICATION

The Licensee acknowledges and accepts that the University has a role of education, training and research. In respect thereof, and insofar as adequate measures have been established to protect Intellectual Property Rights, the University is authorized to use the Technology for its own internal teaching and research purposes, and to publish them in the normal course of the dissemination of knowledge, including the publication of essays, master~~'~~’s theses and doctoral dissertations, provided that University agrees to submit to Licensee for its review a copy of any proposed publication or

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disclosure of information relating to the Technology or University improvements at least thirty (30) days prior to the proposed date of submission for publication, and agree to consider in good faith all comments received during that time. If Licensee determines that the proposed publication or disclosure contains patentable subject matter requiring protection, in order to protect the potential patentability of such subject matter, Licensee may require the delay of the publication for a period of time not to exceed an additional sixty (60) days for the purpose of allowing the pursuit of such protection in accordance with the terms and conditions of Section 11.2.2 as applied to such patentable subject matter, mutatis mutandis, so that each reference to Patent Right shall be deemed a reference to such patentable subject matter and the exercise of the option to license such patentable subject matter in accordance with the terms and conditions of Sections 5.2 and 5.3 as applied to such patentable subject matter, mutatis mutandis, so that each reference to University improvements shall be deemed a reference to such patentable subject matter. Further, if Licensee believes that any such material submitted for review contains Confidential Information (as defined in Section 1.3) of Licensee, University agrees to remove such Confidential Information from the proposed publication or disclosure.

Article 14 – PUBLICITY

The Licensee shall not make note of the participation of the University or of University personnel in any public announcement, publicity, or information document to be made public unless the University has signified its prior authorization, in writing, not to be unreasonably withheld. The same shall apply in relation to any other announcement related to this license. The Licensee and the University shall ensure that any such publicity does not convey any understanding that the University supports any product, procedure or practice of any kind whatsoever. Notwithstanding the foregoing, the Parties shall agree upon a mutual press release to announce the execution of this Agreement; thereafter, each Party may each disclose to any Third Party the information contained in such press release without the need for further approval by the other Party.

Article 15 – TERMINATION

15.1	Termination without notice

The Agreement shall be cancelled, in accordance with the law, without notice or notification in the event of the following:

15.1.1	If the Licensee files for protection under the U.S. Bankruptcy Act or any such act concerning insolvency and/or bankruptcy, or if any legal action pertaining to any such act, or any other act, is filed against the Licensee; provided that if any such legal action is filed against Licensee, this Agreement will be reinstated (wherein the effective date of reinstatement shall be the date of automatic cancellation) under this Section 15.1 if such case is withdrawn or dismissed within ninety (90) days of such filing. Further: (a) during such ninety (90)-day period, University will not grant a license to any Third Party that could preclude full reinstatement of Licensee’s rights and licenses hereunder, and (b) University will not assert the Patent Rights against
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Licensee resulting from Licensee’s use or sale of the Products during such ninety (90) day period, except, in the event of reinstatement, University may pursue a claim for earned Royalties or other payments that would have otherwise been due during such ninety (90)-day period.

15.2	Termination with notice

Either Party may, upon ninety (90) days following a written notice to the effect, terminate this Agreement, without prejudice to its rights and recourses, if the other Party is in material breach of one or more of the terms and conditions of this Agreement, and if such material breach is not corrected within ninety (90) days following written notification containing a description thereof; Licensee may terminate this Agreement, in its entirety or as to any particular patent or patent application within the Patent Rights, or as to any particular Product, at any time by giving University at least sixty (60) days prior written notice. From and after the effective date of such termination under this Section 15.2 with respect to a particular patent or patent application, such patent(s) and application(s) in the particular country shall cease to be within the Patent Rights for all purposes of this Agreement, and all rights and obligations of Licensee with respect to such patent(s) and patent application(s) shall terminate; from and after the effective date of a termination under this Section 15.2 with respect to particular Product, the license granted to Licensee under Section 2.1 shall terminate with respect to such Product. For greater certainty, the parties agree that in the event of any such termination, any payment due to University at the time of such termination shall remain to be payable to University.

15.3	Results of Termination or Expiration
15.3.1.	Notwithstanding the termination or expiration of this Agreement in its entirety, all parties shall continue to be bound by the applicable provisions of Article 4 – (Absence of Guarantee), Article 6 – (Ownership), Article 10 – (Claim or Action Filed against a third party), 11.3 (Late Payment), Article 14 – (Publicity), Article 17 – (Confidentiality) (for the period specified therein) and Article 18 – (Claims, Responsibility and Indemnification) of the Agreement. Except as otherwise provided in this Article 15, all rights and obligations of the parties under this Agreement shall terminate upon the termination or expiration of this Agreement in its entirety.

15.3.2.	After the termination or expiration of this Agreement, all unpaid royalties or other financial considerations, which at the time of such termination or expiration has already accrued, shall be paid within thirty (30) days following the aforementioned termination or expiration, pursuant to Article 11.1 of the Agreement. Upon expiration (but not an earlier termination) of this Agreement, the licenses granted to Licensee under Article 2 shall become fully paid-up royalty-free and irrevocable.

15.3.3.	Upon termination of the present Agreement in its entirety, all rights held by the Licensee by virtue thereof, including, but not limited to the right to manufacture, sell,
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and commercially exploit the Products in the Territory shall cease immediately, subject to the specifically authorized privilege granted to the Licensee to sell on a non-exclusive basis its inventory of Products and to terminate the manufacturing of any products then being manufactured. This privilege is granted for a limited period that shall terminate within six (6) months following the termination date. Upon termination of this Agreement by University for any reason, any sublicense granted by Licensee hereunder shall survive, provided that any such sublicensee is not in breach of its sublicense and provided further that the sublicensee promptly, and no later than 10 business days following such termination of this Agreement, agrees in writing to be bound by the applicable terms of this Agreement.

Article 16 – NOTIFICATION

16.1	All notices, payments, or other communications required to be made or given pursuant to the terms of this Agreement shall be delivered to the parties by messenger or registered mail at the addresses set forth below:

FOR THE UNIVERSITY:	Thierry Bourgeois

Assistant to the Vice President, Research and Innovation

Pavillon des sciences de l’éducation

Université Laval

2320, rue des Bibliothèques, room 1482

Québec (Québec) G1V 0A6

E-mail : biper@vrr.ulaval.ca

Telephone : (418) 656-2131, ext. 13506

FOR THE LICENSEE:	Joseph Hernandez, CEO and Executive Chairman Microlin Bio, Inc. 135 East 57th Street 24th Floor New York, NY, 10022 e-mail: jhernandez@microlinbio.com Telephone: 646 612 4000

16.2	Unless otherwise stipulated within this Agreement, a notice to be delivered in accordance with the provisions of this Agreement shall be deemed to have been received by the addressee on the actual day of delivery, if delivered by messenger, or on the third (3rd) day following the date of mailing, if it is delivered by registered mail.

Article 17 – CONFIDENTIALITY

17.1	Within the limits of the present Agreement, it is agreed that the Parties may be called upon to exchange Confidential Information. Considering the nature of this Confidential Information, and their respective interests, the Parties agree to take all reasonable measures required to ensure the confidential nature thereof, to prevent any inopportune disclosure thereof.
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17.2	Each Party shall use its best efforts to prevent the unauthorized disclosure, publication or dissemination of the Confidential Information and, in any case, the effort deployed shall not be less than the effort utilized to protect its own confidential information; except that: (i) each Party may disclose Confidential Information of the other Party to: (A) its employees, consultants and other persons on a need-to-know basis in accordance with the receiving Party’s exercise of its rights or performance of its obligations under this Agreement; provided that such persons are bound by obligations of confidentiality and non-disclosure with respect to such Confidential Information which are substantially similar in scope and duration as those set forth in this Article 17; and (B) its existing and potential investors, collaborators and advisers (including financial, accounting and legal advisers) with a need to know, under appropriate confidentiality terms; and (ii) each party may disclose Confidential Information of the other Party to government or regulatory authorities to the extent that such disclosure is required by applicable law, regulation, agency or court order or is reasonably necessary in connection with the prosecution of any patent or patent application. This Article 17 shall remain in effect during the term of this Agreement and for five (5) years thereafter.
17.3	Neither Party shall have any obligation for confidentiality concerning information that:
a)	was already lawfully in its possession without obligations of confidentiality before it was received from the other Party;
b)	is or becomes public knowledge through no fault or action of the Party;
c)	is legally received by the Party from a Third Party who has no obligation of confidentiality with respect thereto;
d)	is independently developed by the Party without using the Confidential Information delivered under the terms and conditions of this Agreement.

Article 18 – CLAIMS, RESPONSIBILITY AND INDEMNIFICATION

18.1	It is specifically agreed that the University shall have no responsibility for loss incurred by any person resulting from the subsequent use by Licensee or its sublicensees of the Technology licensed to the Licensee under the terms of this License Agreement, or to any subsequent sublicensee by the Licensee.
18.2	The Licensee shall indemnify the University and hold it harmless against any claim filed against the University relating to the use of the Technology licensed to the Licensee, and any subsequent sublicensee, and to any Product manufactured or sold by the Licensee and any subsequent sublicensee by virtue of the applicable license or sublicense.

Article 19 – ASSIGNMENT

Neither Party shall, in any way whatsoever, assign, transfer, or dispose of its rights or obligations under this agreement without the prior written consent of the other Party, except that Licensee may assign, transfer or dispose of its rights or obligations under this Agreement without the prior written consent of University to a party that succeeds to all or substantially all of Licensee’s business or

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assets relating to this Agreement whether by sale, merger, operation of law or otherwise; provided that such assignee or transferee agrees in writing to be bound by the terms and conditions of this Agreement.

Article 20 – INDEPENDENCE

The present Agreement shall not constitute an agency, partnership, joint venture, or temporary association between the Parties.

Article 21 – PARTIAL INVALIDITY

If a competent tribunal finds that one or more of the provisions of the present Agreement is invalid or unenforceable, only that portion of the Agreement declared invalid or unenforceable shall be invalidated, and the remaining provisions and the remainder of the present Agreement shall be integrally applied.

Article 22 – APPLICABLE LAWS

The Parties agree that the present Agreement shall be governed and interpreted in accordance with the laws in force in the Province of Québec, Canada.

Article 23 – VENUE

The Courts of the city of Québec, province of Québec, Canada, shall have jurisdiction, to the exclusion of the Courts of any other State, in respect of any dispute, controversy or claim arising out of or in connection with this Agreement.

Article 24 – INTEGRALITY AND MODIFICATIONS

The present Agreement and its Appendices shall constitute the entire Agreement binding the Parties and replacing all previous oral and written communications, representations and agreements. Moreover, any addition or modification to this present Agreement shall be made in writing, and shall be signed by both Parties.

Article 25 – RENUNCIATION

The failure of either of the Parties to exercise one or more of its rights on any particular occasion, as set forth in the Agreement, shall not be interpreted as a waiver of its rights and recourses, and shall not affect either the Agreement, in any manner, or any right set forth therein.

Article 26 – FORCE MAJEURE

The Parties agree that neither Party shall be held responsible for any default or delay caused by force majeure, which is defined as an outside, unforeseeable, irresistible event. Examples of force majeure include, but are not limited to natural disasters, fires, labour unrest, and the imposition of regulations or ordinances by government authorities.

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Article 27 – SUCCESSORS AND LEGAL REPRESENTATIVES

The present Agreement is of benefit to both Parties and binds their respective successors, assignees, heirs and legal representatives.

Article 28 – LANGUAGE

The Parties have expressly agreed that this Agreement be drawn up in English only. Les Parties aux présentes ont expressément requis que la présente entente soit rédigée en anglais seulement.

Article 29 – INTERVENTION

The following researcher Sébastien Hébert, having read the present Agreement and having accepted its terms and conditions, insofar as they are applicable to him, hereby intervene in the present Agreement. The researcher acknowledge that he is bound thereby and, if applicable, that he shall take whatever steps are required to ensure that all members of his team at the University are informed of their obligations under the terms and conditions of the present Agreement.

Mrs. Gertrude Bourdon, general director of the CHU de Québec-Université Laval, having read the present Agreement and having accepted its terms and conditions, insofar as they are applicable to the CHU de Québec-Université Laval, hereby agrees to the terms and conditions in the present Agreement.

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IN WITNESS WHEREOF, the Parties have signed this Agreement in Québec, in two (2) copies.

The University: UNIVERSITÉ LAVAL By: /s/ Edwin Bourget	The Licensee: MICROLINBIO INC. By: /s/ Joseph Hernandez

Edwin Bourget Vice-President for Research and Innovation	Joseph Hernandez President and CEO
Date:	Date:

Sébastien Hébert Date :

CHU de Québec-Université Laval
By : /s/ Gertrude Bourdon
Gertrude Bourdon General Director Date :
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APPENDIX I

As of the date of the signature of the present Agreement, the invention « microRNA-132/212 for the treatment of neurodegenerative disorders » mentioned therein is more fully described by the applications for the following patents:

DESCRIPTION OF THE INVENTION

PATENT No. / APPLICATION No.	COUNTRY	FILING DATE / DELIVERY DATE	COMMENT
62/053308	United States	September, 22 2014
PCT/CA2015/050931	PCT	September, 22 2015

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Appendix II

Progress report for Microlinbio

CASE NO. [________]

Six months ended [________]

Product:

[Description of Product]

Product development:

[Summary of activities to support regulatory approval by month, year]

Preclinical development:

[Summary of progress of preclinical by month, year]

Clinical development:

[Summary of progress of clinical trials by month, year]

Regulatory development:

[Summary of progress of regulatory approval by month, year]

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APPENDIX III

Research Program

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